February 5, 2016

VIA EDGAR

United States Securities
   and Exchange Commission
100 F Street, NE
Mail Stop 4631
Washington, D.C.  20549
Attention:     John Cash
        Accounting Branch Chief

RE:         Andalay Solar, Inc.
Form 10-K for the Year Ended December 31, 2014
Filed April 15, 2015
File No. 001-33695

Dear Mr. Cash:

Thank you for your January 14, 2016 and November 5, 2015 letters regarding the Annual Report on Form 10-K (File No. 001-33695) filed by Andalay Solar, Inc. (“Andalay”) on April 15, 2015.  In order to assist you with your review of the amendment to the Annual Report being filed, we are submitting a letter responding to the comments.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

Form 10-K for the Year Ended December 31, 2014

Item 9A. Controls and Procedures, page 52

1.
It does not appear that your management has completed its assessment of internal control over financial reporting as of December 31, 2014. As such, please complete your evaluation and amend your filing to provide the required management's report on internal control over financial reporting in accordance with Item 308 of Regulation S-K. Please ensure that your amended filing also includes currently dated management certifications that refer to the Form 10-K/A.

Response: We have submitted an amendment to the Annual Report on  Form 10-K which includes management’s assessment of its internal controls over financial reporting, which was inadvertently omitted from the Annual Report on Form 10-K which had been filed with the Securities and Exchange Commission.

United States Securities and Exchange Commission

February 5, 2016

Page

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility.  We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings.  We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at 408-402-9400.

                               Sincerely,
                              /s/ Edward Bernstein
                               Chief Executive Officer